UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

August 31, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific, today announced six-month clinical findings from the European component of its Milestone II Registry. Boston Scientific said it has enrolled nearly 3,700 patients worldwide in the registry, which has been designed to assess physician usage patterns and evaluate outcome data for the TAXUSTM Express2TM paclitaxel-eluting coronary stent system in “real world” patients. The Milestone II registry has enrolled 1,907 patients in Europe alone, where 118 centers were closely monitored. Analysis of the data was presented by Boston Scientific at the European Society of Cardiology’s (ESC) annual meeting in Munich, where the theme is “Diabetics and the Heart.”

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  August 31, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Tuesday, August 31, 2004

ANGIOTECH PARTNER ANNOUNCES  MILESTONE II REGISTRY REAFFIRMS POSITIVE SAFETY OUTCOMES OF TAXUSTM EXPRESS2TM STENT SYSTEM

Study finds wide usage in diabetic patients

VANCOUVER, August 31, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific, today announced six-month clinical findings from the European component of its Milestone II Registry. Boston Scientific said it has enrolled nearly 3,700 patients worldwide in the registry, which has been designed to assess physician usage patterns and evaluate outcome data for the TAXUSTM Express2TM paclitaxel-eluting coronary stent system in “real world” patients. The Milestone II registry has enrolled 1,907 patients in Europe alone, where 118 centers were closely monitored. Analysis of the data was presented by Boston Scientific at the European Society of Cardiology’s (ESC) annual meeting in Munich, where the theme is “Diabetics and the Heart.”

Boston Scientific states that the results announced today support the safety findings previously documented in the TAXUS clinical program and provide further evidence that the TAXUS Express2 stent system is widely utilized by physicians in treating difficult lesions and cases, especially in diabetic patients. The Milestone II database reports nearly one third of its European patient population as diabetic, of which 11.5 percent are insulin dependent. Diabetic patients, especially insulin-dependent patients, are considered to be high risk, prone to aggressive and widespread vascular disease, and more likely to experience restenosis following angioplasty with bare metal stents, as stated by Boston Scientific.

Participating physicians praised the quality of the registry data and monitoring practices. “I am very confident about the validity of this data,” said Dr. Kari Niemelä, the registry’s principal investigator and Director of the Heart Center at University Hospital, Tampere, Finland. “We have managed an unusually high clinical follow-up rate of 96 percent for all European patients. In addition, the monitoring requirements implemented in this registry resulted in a higher quality of data being collected than is typical of registry studies.”

In the overall patient population of European data, Boston Scientific reports a 7.1 percent Cardiac Adverse Event rate (cardiac death, myocardial infarction, need for repeat procedures); a rate of 4.2 percent for repeat procedures and a 0.9 percent reported stent thrombosis rate (acute and late angiographically confirmed thrombotic events). Meanwhile, for the diabetic population overall the Cardiac Adverse Event rate was 8.9 percent and the need for repeat procedures was 5 percent.

About the Milestone II Registry

Boston Scientific states that the Milestone II registry was designed as a follow-up to the Milestone I registry, which focused on the performance of the Express2TM bare metal stent in “real world” usage. A key endpoint of the Milestone II registry will be to compare stent usage patterns and the outcome data from both registries at the 12-month follow-up time point.

…/2

On a global basis, the registry has enrolled 3,689 patients, most of whom are finalizing their six-month follow-up data at this time. The registry is web based and includes 164 centers in 32 countries. Twelve-month follow-up data is expected to be announced next year.

BSC acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12